TOYOTA ANNOUNCES SETTLEMENT OF ECONOMIC LOSS LITIGATION

THAT PROVIDES VALUE TO CUSTOMERS

NEW YORK, NY December 26, 2012 – Toyota Motor North America today announced an agreement to resolve economic loss litigation in the U.S. related to previous recalls by committing to actions that deliver value to its customers.

“This agreement marks a significant step forward for our company, one that will enable us to put more of our energy, time and resources into Toyota’s central focus: making the best vehicles we can for our customers and doing everything we can to meet their needs,” said Christopher P. Reynolds, Group Vice President and General Counsel, Toyota Motor Sales, U.S.A, and Chief Legal Officer, Toyota Motor North America. “In keeping with our core principles, we have structured this agreement in ways that work to put our customers first and demonstrate that they can count on Toyota to stand behind our vehicles.”

Reynolds continued: “This was a difficult decision – especially since reliable scientific evidence and multiple independent evaluations have confirmed the safety of Toyota’s electronic throttle control systems. However, we concluded that turning the page on this legacy legal issue through the positive steps we are taking is in the best interests of the company, our employees, our dealers and, most of all, our customers.”

If this economic loss settlement is approved by the judge supervising multidistrict litigation (MDL) pending in the U.S. District Court for the Central District of California, Toyota will launch a new customer-support program that will provide prospective supplemental coverage for certain vehicle components and will retrofit additional non-hybrid vehicle models subject to the floor mat recall with a free brake override system (BOS) to provide an added measure of confidence.

Further, assuming any appeals are resolved in favor of the settlement, Toyota will offer cash payments to eligible customers who sold or turned-in their leased vehicles in a period during 2009-2010, as well as other specified persons, and to eligible current owners and lessees who will not be offered BOS. The proposed settlement would also establish additional driver education programs and fund new research into advanced safety technologies.

Toyota also announced that it will take a one-time, $1.1 billion pre-tax charge against earnings to cover the estimated costs of the economic loss settlement and possible resolution costs of civil litigation brought in California by the District Attorney of Orange County and an investigation by a multi-state group of Attorneys General stemming from previous recalls.

For more information on the economic loss settlement, consumers are asked to visit

www.toyotaelsettlement.com or call 877-283-0507.